Consent of Independent Registered Public Accounting Firm

The Compensation Committee of
    First Niagara Financial Group, Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the First Niagara Financial Group, Inc. 401(k) Plan of our report dated June 24, 2005 relating to the statements of net assets available for plan benefits of First Niagara Financial Group, Inc. 401(k) Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended, and the schedule of assets held at end of year as of December 31, 2004, which report is included in the Form 11-K of the First Niagara Financial Group, Inc. 401(k) Plan.

/s/ KPMG LLP

Buffalo, New York
June 24, 2005